Via Facsimile and U.S. Mail
Mail Stop 4720

May 17, 2010

Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach, Tikva 49131, Israel

Re: **Teva Pharmaceutical Industries Limited**
        Form 20-F for the Fiscal Year Ended December 31, 2009
        File No. 000-16174

Dear Mr. Desheh:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5: Operating and Financial Review and Prospects

Results of Operations

Sales by Product Line, page 54

1. You have described but not quantified the factors that have driven sales growth for your generic products. Please quantify the impact on your generic product sales due to the specific factors described in your analysis of sales growth by

geographic area for each period presented. In revising your disclosure, ensure that you address all elements encompassed by Item 5A.1 of Form 20-F.

Tax Rate, page 63

2. You disclose that the lower effective tax rate in 2009 was "primarily due to legal settlements, restructuring and impairment charges that reduced pre-tax income in jurisdictions of subsidiaries, whose tax rates are above Teva's average tax rate." Revise your disclosure herein to quantify the effect of each of these charges in lowering the effective tax rate and the reason why each reduced the effective tax rate as compared to the 2008 rate. Tell us where each is included within the rate reconciliation in Note 14.b. to your financial statements.   Further, it appears to us that there may be significant changes in the reconciling items within your rate reconciliation during 2009 as compared to 2008 that are unrelated to the legal settlements, restructuring and impairment charges, such as tax benefits arising from reduced tax rates under benefit programs, uncertain tax positions, acquisition of IPR&D and release of prior years' provisions. Revise your disclosure to explain why each reconciling item changed during 2009 as compared to 2008, and to quantify its effect on your effective tax rate in 2009 as compared to 2008. Further, disclose the expected effect on future operations and financial position of any known events, trends, uncertainties or commitments related to these reconciling items.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies

q. Research and development expenses, page F-13

3. Please refer to your disclosure that "in-process R&D acquired as part of an asset purchase is expensed as incurred." Please tell us how your accounting policy complies with ASC 730-10-25-2c, which prescribes that intangible assets acquired from others may be capitalized under certain circumstances.

Note 12—Commitments and Contingencies

Intellectual Property Matters, page F-33

4. You disclose that currently a number of products launched from 2004 through 2009 are subject to patent litigation and that resulting judgments against Teva could be material to its results of operations in a given period. Please revise to disclose the loss contingency accruals at December 31, 2009 and an estimate of the related possible loss or range of loss or state that such estimates cannot be made. Refer to ASC 450-20-50.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant